Item 7
 BlackRock Advisors, LLC
 SpiderRock Advisors, LLC
 BlackRock Fund Advisors*
 BlackRock Financial Management, Inc.



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.